SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June 2003
NASPERS LIMITED
(Translation of registrant's name into English)
Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:     Form 40-F:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:
No:

EXHIBIT LIST
Exhibit
Sequential
Description
Page number

• Press Release, Naspers Limited
announces preliminary results
for the year ended 31 March
2003, dated 24 June 2003
• Formal announcement - Naspers
Limited preliminary results for
the year ended 31 March 2003,
dated 24 June 2003
• Declaration of dividend no. 74,
dated 24 June 2003

P r e l i m i n a r y R e p o r t
Summary of the audited results of the Naspers group
for the year ended 31 March 2003:
Naspers Limited
(Registration number 1925/001431/06) ISIN ZAE000015889 JSE share code: NPN ("Naspers")
Naspers' mission is to build
shareholder value by
operating subscriber management platforms that provide content, services and means of communication to paying users;
to license related technologies and to be
useful to the communities we serve

Abridged Income Statement
Year ended
Year ended
31 March 2003
31 March 2002
R'm
R'm
Revenue
11 187
9 837
Earnings before interest, tax, depreciation and amortisation (Ebitda)
1 191
709
Depreciation
(664)
(636)
Operating profit before amortisation and impairment
527
73
Amortisation
(342)
(374)
Impairment of programme rights
(155)
Operating profit/(loss)
30
(301)
Finance costs
(223)
(412)
Share of equity-accounted results
169
158
Income from investments
4
Exceptional items
61
5
Profit/(Loss) before tax
37
(546)
Tax
(159)
(148)
Minority interest
(162)
328
Net loss from continuing operations
(284)
(366)
Loss from discontinuing operations
(141)
(605)
Profit/(Loss) arising on discontinuance of operations
751
(952)
Net income/(loss) attributable to shareholders
326
(1 923)
Earnings/(Loss) per N ordinary share (cents)
185
(1 320)
Headline loss per N ordinary share (cents)
(19)
(313)
Headline earnings/(loss) per N ordinary share
from continuing operations (cents)
1
(162)
Core headline loss per N ordinary share (cents)
(63)
(120)
Fully-diluted earnings/(loss) per N ordinary share (cents)
185
(1 320)
Proposed dividend per N ordinary share (cents)
30
25
Proposed dividend per A ordinary share (cents)
6
5
Number of shares issued ('000)
at year-end
258 151
148 084
weighted average
176 556
145 692
fully-diluted weighted average
182 161
151 297
Abridged Balance Sheet
31 March
31 March
2003
2002
R'm
R'm
ASSETS
Non-current assets
6 904
10 108
Property, plant and equipment
3 592
4 502
Goodwill and other intangibles
2 225
3 614
Investments and loans
734
1 424
Programme and film rights
227
509
Deferred tax
126
59
Current assets
5 276
6 538
TOTAL ASSETS
12 180
16 646
EQUITY AND  LIABILITIES
Share capital and reserves
3 511
1 386
Minority interest
301
4 364
Non-current liabilities
3 097
5 118
Transmission equipment and other leases
2 277
3 032
Loans  interest bearing
412
1 528
 non-interest bearing
191
365
Post-retirement medical liabilities
146
126
Deferred tax
71
67
Current liabilities
5 271
5 778
TOTAL EQUITY AND LIABILITIES
12 180
16 646
Net asset value per N ordinary share (cents)
1 360
936

Abridged Statement of Changes in Equity
Year ended
Year ended
31 March
31 March
2003
2002
R'm
R'm
Balance at beginning of year
1 386
2 553
Movement in treasury shares
(731)
3
Share capital and premium issued
3 395
227
Foreign currency translation
(828)
556
Adjustments to prior-year goodwill
8
Net income/(loss) attributable to shareholders
326
(1 923)
Dividends
(37)
(38)
Balance at end of year
3 511
1 386
Abridged Cash Flow Statement
Year ended
Year ended
31 March
31 March
2003
2002
R'm
R'm
Cash generated by continuing operations
1 406
228
Cash utilised in discontinuing operations
(277)
(574)
Dividends paid
(63)
(38)
Cash flow from operating activities
1 066
(384)
Cash flow from investment activities
234
(1 088)
Cash flow from financing activities
(637)
819
Net movement in cash and cash equivalents
663
(653)
Analysis of Exceptional Items
Year ended
Year ended
31 March
31 March
2003
2002
R'm
R'm
Profit/(Loss) on sale of investments
127
(25)
(Loss)/Profit on dilution of interests in investments
(1)
53
Asset impairments and write-offs
(65)
(23)
61
5
Calculation of Headline Loss
Year ended
Year ended
31 March
31 March
2003
2002
R'm
R'm
Net income/(loss) attributable to shareholders
326
(1 923)
Adjusted for:
 (profit)/loss arising on discontinuance of operations
(751)
952
 exceptional items after tax and minorities
29
91
 write-off of programme rights
70
 amortisation of goodwill after minorities
293
423
Headline loss
(33)
(457)
Loss from discontinuing operations
35
221
Headline profit/(loss) from continuing operations
2
(236)
Adjusted for:
 forex translation differences
(86)
(9)
 creation of deferred tax assets
(58)
10
 amortisation of intangible assets
31
60
Core headline loss
(111)
(175)

Supplementary Information
31 March
31 March
2003
2002
R'm
R'm
Dividends received
4
Finance costs
223
412
interest received
(123)
(86)
interest paid
560
523
net foreign exchange differences
(214)
(25)
Investments and loans
734
1 424
listed investments
619
329
unlisted investments
115
315
marketable securities
780
Market value of listed investments
1 254
1 573
Directors' valuation of unlisted investments
115
315
Commitments
1 079
1 202
capital expenditure
110
89
programme and film rights
782
881
network and other services commitments
186
202
decoder commitments
1
30
Operating lease commitments
627
1 351
At year-end, as part of our continuing foreign currency hedging strategy, M-Net and SuperSport ceded foreign exchange contracts totaling US$49,9 million to the group.These contracts have maturities up to 31 March 2005 and are at an average rate of R12,16.
Commentary
GROUP OVERVIEW  During the past year, our group focused on improving margins in its established businesses and driving new ventures to profitability. Relatively fewer new opportunities were developed. Most business units contributed well to improve the group's earnings.
Over the past financial year the following events occurred:
•   MIH Limited (MIHL) sold its interest in OpenTV. This transaction was accounted for as a discontinuing operation and a profit of R751 million was recorded. This profit includes the release of foreign currency translation reserves of R673 million.
•   The group completed a re-organisation in terms of which the minority interests in MIH Holdings Limited (MIHH) and MIHL were swopped for shares in Naspers itself.The process concluded with the secondary listing of Naspers on the Nasdaq. Goodwill of R1,8 billion, as well as other intangible assets of R0,5 billion, were created on the balance sheet. The latter includes brand names and patents. In terms of South African Generally Accepted Accounting Practice (SA GAAP), this goodwill will be amortised, but with no effect on headline earnings. Intangible assets are also amortised, but this does have the effect of reducing headline earnings.
FINANCIAL REVIEW
Conditions in most markets in which the group operates, remain tough. In this environment, our focus on improving margins in our mature businesses, and driving new ventures to profitability, resulted in operating profits before amortisation and impairment growing to R527 million.
The income statement reflects an amortisation charge of R342 million. Some R276 million of this relates to the amortisation of goodwill and R66 million to the amortisation of other intangible assets. Neither charge had any impact on cash flow.
The write-off of programme rights of R155 million reflects pre-payments to certain Greek football teams to broadcast their matches in the future. Given the confused state of Greek football, this may not be recoverable and the board believes it prudent to provide for.
Finance costs at R223 million were lower than last year, partially due to lower levels of borrowing in the group. The stronger rand, for which we can claim no credit, resulted in favourable translation gains that reduced finance costs by R214 million (2002: R25 million).
Whilst a firmer rand will be of benefit to our South African units which have foreign currency input costs, the group follows a policy of covering forward its expenses denominated in foreign currency, which will dampen the beneficial impact. In addition, the stronger local currency also resulted in our earnings from our offshore units translating into fewer rand.
Exceptional items total R61 million.This comprises mainly a profit of R121 million on the sale and revaluation of Liberty Media shares and a charge of R67 million for the group's share of SuperSport's impairment of its MIHL shares.
The tax charge of R159 million includes a once-off net credit of R118 million relating to the creation of a deferred tax asset in a group company, as prescribed by SA GAAP.
Cash generated from continuing operations amounted to R1,4 billion. On 31 March 2003, the group had net consolidated cash resources of R2,1 billion and interest-bearing liabilities of R1,0 billion, excluding capitalised satellite and other transmission equipment leases.
Headline earnings from continuing operations amounted to R2 million, compared to a loss of R236 million last year. However, as prescribed by SA GAAP, this headline earnings figure includes the following items which, in the opinion of the board, reduces the utility of this metric as a measure of true operating performance:
Unrealised currency gains
R86 million
Creation of deferred tax assets
R58 million
Amortisation of intangible assets
(R31) million
R113 million
The group leases satellite capacity, mainly denominated in US dollars. SA GAAP requires that these future liabilities be aggregated and translated to the rand equivalent at year-end, resulting in an unrealised translation gain or loss. We do not believe that this reflects the real world, where additional cost incurred in future years because of currency fluctuations would be recovered by either price increases or cost reductions.Then the creation of a deferred tax asset provides a once-off artificial boost to headline earnings and is unlikely to be repeated in future. On the other hand, the charge relating to the amortisation of intangible assets reflects an accounting convention that has no commercial relevance.
The net impact of the above is that headline earnings from continuing operations was favourably impacted by R113 million, because of prescribed accounting conventions. We believe it may be useful for shareholders to apply a metric such as "core headline earnings" that adjusts for these items, both positive and negative.This could serve as a more dependable yardstick for true operating performance. On this basis, the core headline loss would be R111 million, compared to a loss of R175 million in the prior year.
SEGMENTAL REVIEW
Revenues and operating profits of the key business segments were as follows:
Operating profit before
amortisation and
Revenue
impairment
2003
2002
2003
2002
R'm
R'm
%
R'm
R'm
%
Continuing operations
Subscriber platforms
 pay television
6 329
5 591
13
443
161
175
 internet
894
547
63
(244)
(464)
47
Print media
2 387
2 102
14
296
273
8
Technology
391
475
(18)
49
81
(40)
Book publishing
631
610
3
(20)
22
Private education
553
511
8
22
13
69
Corporate services
2
1
100
(19)
(13)
(46)
11 187
9 837
14
527
73

Operating profit
2003
2002
R'm
R'm
%
Continuing operations
Subscriber platforms
pay television
229
138
66
internet
(452)
(752)
40
Print media
289
268
8
Technology
14
49
(71)
Book publishing
(24)
20
Private education
(7)
(11)
36
Corporate services
(19)
(13)
(46)
30
(301)
SUBSCRIBER PLATFORMS
Pay television  In the aggregate, the pay-television subscriber base is mature and grew by only 40 000 households during the year. The group now manages just over two million pay-television subscribers, of whom 67% are on the digital base. As a consequence, pay-television revenues increased by only 13%. A sustained focus on efficiencies, cost management and the migration of subscribers from analogue to the digital services, saw operating profits before amortisation and impairment grow to R443 million.
Africa:
The pay-television market in South Africa is fully mature and we do not expect further growth, although the migration from analogue to digital services continues. Growth opportunities do exist on the rest of the continent. For the continent in aggregate the subscriber base grew to 1,3 million households. M-Net and SuperSport both reported growth in headline earnings.
Mediterranean:
 In Greece, the launch of a competing platform in 2001 created confusion and drove up costs significantly. The competitor has now ceased broadcasting and our focus is on driving this business to profitability. Over the past year, our digital service, Nova, added 39 000 subscribers to end the year on 139 000. However, the region closed on 310 000 subscribers, marginally down from last year because of the decline in analogue subscribers. Once the market stabilises and costs are reduced to viable levels, subscriber growth should resume, but risks remain.
Thailand:
UBC in Thailand grew its subscriber base by 24 000 to 437 000 homes.The business, which is equity accounted, reported an operating profit before amortisation of R106 million and is also cash flow positive.
Internet
The internet was our fastest growing business with revenues up by 63%, whilst operating losses before a mortisation were almost halved to R244 million.
In Africa, M-Web maintained its leading position with 247 000 subscribers. Research shows that M-Web subscribers now spend 23% more time online than in the previous year, confirming the growing role the internet is assuming in the daily lives of subscribers. A negative element is that the dial-up market in South Africa has stagnated, largely due to the high cost of telephone calls locally.
However, growth occurred in other segments.The consumer e-commerce platform, Kalahari.net, almost doubled revenues to R32 million over the past year. CommerceZone, the procurement platform, assisted the group to cut operating costs. External clients have now joined this online platform.
The group's principal activity in China is an interest in Tencent, an operator of communication, community and wireless services based on its instant-messaging platform "QQ". This is a young business, which, although profitable and cash flow positive, is nonetheless still in a development phase and is constantly refining its business model.
In Thailand, the group has 248 000 subscribers accessing its service on a pre-paid basis and 17 000 on a post-paid billing basis. Growth over the past few months has been encouraging.
Whilst the group's internet business has now reached a critical mass, we anticipate further investment as the industry evolves.
PRINT MEDIA
Most sectors of the South African magazine and newspaper markets are overtraded and the circulation of magazine titles generally remained under pressure. Media24 compensated for this by attention to content quality and cost reduction.
Exceptions are the Sunday Sun and Daily Sun titles, which were conceived to attract buyers who would otherwise not be regular readers of newspapers.Their formula of content written in a language that their readers find familiar, sold at a price they can afford, is proving popular.
In aggregate, our print media revenues grew by 14% and operating profits by 8%. Financially, the newspaper, printing and distribution divisions contained costs well and performed satisfactorily.
TECHNOLOGY
Globally, the conditional access market faces harsh conditions, placing pressure on margins. These factors, coupled to a stronger rand, led to both revenues and operating profits declining sharply at Irdeto Access.
The group continues to invest in the development of a concept branded Entriq a service, which allows an operator to sell niche content in a secure mode to subscribers via the internet in such a way that payment could be collected for it.
BOOK PUBLISHING
The book publishing business had a poor year with revenues growing a meagre 3%. This, in addition to the liquidation of CNA and provisioning for stock write-downs, resulted in an operating loss before amortisation of R20 million.This business is being re-organised.
PRIVATE EDUCATION
Educor had a satisfactory year, with modest revenue growth, but operating profits before amortisation growing by 69%. Student enrolments for the current academic year were up on the previous year on most campuses.
DIVIDEND
The board has recommended that the annual dividend be increased to 30 cents (previously 25 cents) per N ordinary share, and 6 cents per unlisted A ordinary share. The dividends are payable to shareholders recorded in the books on 12 September 2003 and will be paid on 15 September 2003.The last date to trade cum dividend will be Friday 5 September 2003.
WELKOM SHARE SCHEME
Our economic empowerment scheme, Welkom, was launched in 1998, when equity markets were surging, with 17 000 previously disadvantaged individuals participating. This scheme was scheduled to terminate in September 2003. Given the reduced state of the equity markets at present, the board believes it is in the interest of both the participants and the group that the scheme be extended for a further three years. Further details will be included in the annual report.
PROSPECTS
The year ahead may prove to be adventurous. On the one hand, the South African economy appears in better shape than most, whilst some other markets may start to recover. On the other hand, the global geopolitical scene is unstable and great uncertainty surrounds the course the Sars epidemic will take. All of these factors may have fundamental economic consequences for our markets.
Against this background, it would be presumptuous to predict performance for the year ahead. However, we are conscious that each set of economic circumstances offers some opportunities to those who seek them out and adapt fast enough.
As indicated above, the introduction of some accounting standards will result in volatile earnings being reported in future years. We, as a public company, have no choice but to conform to these standards, even if the result is sometimes commercially nonsensical. However, where possible, we will attempt also to report results in a format that shareholders may find easier to follow.
CORPORATE GOVERNANCE
Naspers is committed to the principles advocated in the King Report on Corporate Governance for South Africa 2002 (King II). The directors recognise the need to conduct the business of the enterprise with integrity and in accordance with Generally Accepted Corporate Practices. Accordingly, the board has reviewed King II and the requisite improvements to the group's corporate governance procedures and policies have either been made or are in the process of being implemented. Details of this will be included in the annual report. Additionally, in our new position as a registered company with the American SEC, we will be required to comply with the rules embodied in the Sarbanes-Oxley Act.
ACCOUNTING POLICIES
The accounting policies used in this report comply in all material aspects with statements of SA GAAP and are consistent with those applied in the prior year. A copy of the unqualified audit opinion of the auditors, PricewaterhouseCoopers Inc., is available for inspection at the registered office of the company.
On behalf of the board:
Ton Vosloo
Koos  Bekker
Chairman
Managing director
24 June 2003
DIRECTORS
T Vosloo (chairman), JF Malherbe (vice-chairman), JP Bekker (managing director),
JJM van Zyl, E Botha, LM Taunyane, LN Jonker, NP van Heerden, SJZ Pacak, BJ van der
Ross, GJ Gerwel, HSS Willemse.
COMPANY SECRETARY
GM Coetzee
Transfer secretaries:
Ultra Registrars Limited, Fifth Floor, 11 Diagonal Street, JOHANNESBURG, 2001
(PO Box 4844, Johannesburg, 2000)
Registered office: 40 Heerengracht, CAPE TOWN, 8001
(PO Box 2271, Cape Town, 8000)
www.naspers.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Naspers Limited
Date: June 24, 2003 by
By:    /s/ Stephan J. Z. Pacek
Name: Stephan J. Z. Pacek Title: Director